October 5, 2015

Re:	BBVA Banco Francés S.A.

Form 20-F for the fiscal year ended December 31, 2014

Filed April 10, 2015

File No. 001-12568

VIA EDGAR SUBMISSION AND FEDERAL EXPRESS

Mrs. Suzanne Hayes

Assistant Director

U.S. Securities & Exchange Commission

Division of Corporation Finance

100 F Street, N.E.; mail stop 4561

Washington, D.C. 20549

Dear Mrs. Suzanne Hayes:

Thank you for your letter dated September 25, 2015, setting forth comments from staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) on the annual report on Form 20-F for the year ended December 31, 2014 (the “2014 Form 20-F”) of BBVA Banco Francés S.A. (“BBVA Francés”, also referred to in this letter as the “company”, the “Bank” or “we”), which was filed with the Commission on April 10, 2015.

To facilitate the Staff’s review, we have reproduced the captions and numbered the comments from the Staff’s comment letter in boldface text, which we set forth in Annex A hereto.

In providing these responses, and in response to the Staff’s request, we hereby acknowledge that:

▪	BBVA Francés is responsible for the adequacy and accuracy of the disclosure in its filings;

▪	Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and

▪	BBVA Francés may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We would like to express our appreciation for your attention in these matters, and we are available to discuss any of our responses with you at your convenience. In that regard, please do not hesitate to contact Ignacio Sanz y Arcelus in Buenos Aires at 54-11-4348-0047 or fax: 54-11-4346-4354; or our counsel, Michael J. Willisch of Davis Polk & Wardwell at 34-91-768-9610 or fax: 34-768-9692.

Very truly yours,

/s/ Ignacio Sanz y Arcelus

Ignacio Sanz y Arcelus
BBVA Banco Francés S.A.

Annex A

Form 20-F for Fiscal Year Ended December 31, 2014

Significant changes in financial condition, page 121

1.	Your disclosure in the first sentence under the heading indicates that Government and Private Securities showed a significant increase between Fiscal 2014 and Fiscal 2013 “due to the increase in instruments issued by the BCRA because of the liquidity policy implemented by the Bank.” With a view to disclosure in future filings, as applicable, please provide us a response letter that explains how your current liquidity policy differs from your prior liquidity policy. In light of your risk factor disclosures on pages 11 and 14, among others, also tell us whether there are material operating and liquidity risks associated with your level of investment in Argentine Central Bank Internal Bills (LEBAC) in recent periods.

The liquidity policy of the Bank requires to keep a minimum percentage of the total deposits in liquid assets, among them and particularly, in Argentine Central Bank Internal Bills (LEBAC). This policy has not changed since Fiscal 2013 to Fiscal 2014.

As mentioned in page 11 of the 2014 Form 20-F under “Risk Factors Related to BBVA Francés―The short term structure of the deposit base of the Argentine financial system, including the Bank, could lead to a reduction in liquidity levels and limit the long-term expansion of financial intermediation,” between 2011 and 2013 credit grew in Argentine at a higher rate than deposits. This scenario, however, changed in 2014 when deposits started to grow at a faster rate than credit due to the increase in interest rates by Central Bank in order to keep the local currency exchange rate in line after a significant devaluation of the peso on January 23, 2014.

In line with the Bank’s policy stated above, the Bank invested the excess of cash resulting from the mismatch in the growth rate of credit and deposits in short-term (five-month average life) local currency LEBAC.

LEBACs are instruments issued by Argentine Central Bank since 2002, mainly nominated in local currency, as a monetary policy tool that allows the Argentine Central Bank to regulate the amount of pesos in circulation in the economy. Financial institutions have been the main buyers of these bills, currently holding approximately 80% of the total outstanding LEBACs. Financial institutions keep these instruments as an additional liquidity buffer, in excess of the legal reserve requirements imposed by law. LEBACs are traded with a reasonable level of liquidity in secondary markets and they are accepted by Central Bank in repurchase agreements (repos) up to a limit of 100% of the capital of each entity.

We do not believe that there are any material operating or liquidity related risks associated with our investments in LEBACs. Nevertheless, we take your suggestion and in future filings, if applicable, we will provide more information regarding any substantial changes on the matters described above.